Elbit Systems Ltd.
Monitoring Report | January 2018
(Unofficial English Translation)
This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.

Contacts:
Ido Bar-Av, Analyst – Primary Rating Analyst
Ido.barav@midroog.co.il
Avi Ben-Nun, Head of Financial Institutions Sector – Primary Rating Analyst
avib@midroog.co.il
Sigal Issaschar, VP – Head of Corporate Financing Sector
i.sigal@midroog.co.il

MIDROOG

Elbit Systems Ltd.

Outlook: Stable	Aa1.il	Series A
Midroog Affirms Aa1.il Rating of debentures (Series A) issued by Elbit Systems Ltd. ("Elbit" or “The Company”). Rating outlook is stable.
Debentures outstanding which are rated by Midroog:

Final Maturity	Rating Outlook	Rating	Security ID	Debenture Series
June 30, 2020	Stable	Aa1.il	1119635	A
Summary Rating Rationale
The Company's rating is based on its leading business positioning in the defense industry in Israel and in niche defense segments around the world. The Company positioning is supported by strong international reputation and extensive, diverse defense operations, with revenues of USD 3.3 billion in the four most recent quarters, across multiple product lines and geographic territories, which supports revenue stability across cycles of global defense budgets. The Company's relative advantages derive from its ability to develop innovative and relevant technology solutions that are appropriate to changes in the global defense industry, as well as being strategically important to Israel's defense establishment. Over time, the Company's growth opportunities derive from internal growth along with acquisition of companies and operations that contribute to synergies and improve the added value to customers. The Company has a positive track record from M&A activity, along with co-operation with local players in countries of operation. The Company has a significant order backlog that is growing in multi-year terms. A significant and growing order backlog and its ratio to sales (LTM) is around 2.1-2.3 over the past three years, a positive factor that contributes to good visibility of short- and medium-term revenue generation capacity.
In our assessment, the global defense industry is characterized by low-medium risk, especially in view of the long cycle of demand and high barriers to entry. In recent years, defense threats in Western countries, geopolitical change, conflicts and tensions in various parts of the world have resulted in several countries increasing their defense budgets, in tandem with the global economic recovery. Accordingly, the defense industry began to show renewed growth in the past two years, following several years of erosion in global defense budgets, with a forecast 5% growth in world defense spending in 2018, based Moody's forecasts1. The expected increase in the world's most significant defense budget, that of the US Department of Defense, supports this assumption and we expect it would somewhat moderate the impact of competition in the industry, but price pressures will remain strong.
Midroog's baseline scenario, based on the business profile and product offering that supports current and future battlefield needs, forecasts growth of 3% to 4% in the Company's order backlog over the short and medium term, to be supported, inter alia, by the aforementioned increase in defense budgets. Company profitability is not notably high relative to the rating level, but stands out due to its stability, with an operating margin range of 8.0%–9.0% over the past three years, which we expect to remain at current levels and even at the top of this range, given the intensive competition and the need to invest in the substantial R&D and marketing. Midroog believes that the Company's ability to streamline is limited, due to the need to maintain technological advantages its leadership position, as well as high quality human resources.

2	January - 2018	Elbit Systems Ltd. - Monitoring Report

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The Company has posted stable and strong cash flows from current operations in the past few years, deriving from widely diversified sales, reasonable profitability and moderate leverage. The Company's coverage ratios remained relatively rapid, due to a gradual decrease in debt over the last few years and through 2017, given the moderate acquisition operations and a certain improvement in margins. The increase in financial debt in 2017 is primarily due to the increase in working capital needed during the year, which, alongside with seasonality, is explained, in Midroog's estimate, by industry-wide demand for increased customer credit days, and that in the absence of mergers and acquisitions of a material scope, which – when they occur – may result in a rating review. Midroog estimates that in the short term, the Company will maintain its current debt level and debt coverage ratios, the ratios of adjusted debt coverage to EBITDA and to FFO, are expected to range between 1.3-1.8 and between 1.5-2.0, respectively. In the mediumtolong term, Midroog takes into consideration that the Company may divert its free cash flow, as well as a certain increase in debt, towards acquisitions and expects that the Company would maintain coverage ratios appropriate for the rating.
The rating is supported by outstanding, positive liquidity and financial flexibility, especially in light of available liquid balances and credit facilities, which are substantial relative to the annual debt service, positive cash flow expected in the next 12 months and good access to financing sources. The stable outlook stems from our assessment that stability in the business environment will be maintained and will support the Company's financial profile.
Elbit Systems Ltd. (Consolidated) - Key Financial Indicators (USD in millions)

	9M 2017	9M 2016	FY 2016	FY 2015	FY 2014	FY 2013
Revenues	2,368	2,306	3,260	3,108	2,958	2,925
Operating profit (before other revenues / expenses)	216	194	281	269	241	239
Operating profit rate	9.1%	8.4%	8.6%	8.6%	8.1%	8.2%
Return on Assets (ROA)	4.0%	4.3%	5.6%	5.1%	4.5%	4.9%
Liquid balances	143	188	245	332	306	265
Adjusted financial debt*	688	650	507	607	704	691
Adjusted financial debt* to CAP	29%	29%	25%	30%	36%	36%
EBITDA	301	283	404	391	363	369
FFO	254	249	343	367	254	319
Adjusted financial debt* to EBITDA	1.6	1.7	1.3	1.6	1.9	1.9
Adjusted financial debt* to FFO	2.0	1.8	1.5	1.7	2.8	2.2
* Adjusted financial debt includes the fair value of the hedging component in respect of NIS-denominated debt and total excess of liabilities over severance pay fund.

3	January - 2018	Elbit Systems Ltd. - Monitoring Report

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Elbit Systems Ltd. (Consolidated) - Breakdown of revenues (USD in millions)

Revenues by areas of operation	9M 2017	9M 2016	FY 2016	FY 2015	FY 2014	FY 2013
Airborne systems	897	900	1,242	1,226	1,198	1,133
Land vehicles systems	325	258	408	559	275	309
C4ISR systems	827	891	1,221	995	1,118	1,071
Electro-optical systems	253	181	276	232	265	314
Others	67	76	113	96	102	97
Revenues by geographic regions
Israel	509	507	710	617	639	706
North America	591	596	826	839	827	861
Europe	529	422	641	498	461	547
Latin America	149	151	213	325	455	283
Asia Pacific	511	595	802	800	529	448
Other Countries	79	35	70	29	48	81
Detailed Rating Considerations
Moderate-to-low industry risk, expectation of growth in global defense budgets over the short to medium term
The scope of activity in the defense industry sector is strongly correlated with government defense budgets, which typically have a relatively long cycle. Change in this trend may result from unexpected defense confrontations, as evident from time to time, as well as from severe economic crises that may impact government budgets as they were at the beginning of this decade.
According to Moody's forecasts , global defense spending is expected to increase in 2017-2018 by about 5%, following a moderate annual increase of about 0.75% on average in 2015-2016, which followed a sustained slowdown in 2011-2014 (according to SIPRI data). The forecast increase in defense budgets worldwide is supported by the expectation of an increase in US defense spending, which constitutes 35%-40% of total global defense spending over time (2013-2016), with the recent approval of a higher budget basis by the Trump administration. Furthermore, this expected growth is based on increased spending by NATO members and other countries, as part of an effort to protect and maintain borders against geopolitical risk, ongoing military and defense conflicts and instability in various parts of the world. These include tensions between Russia and China and the West, terror attacks in various geographical regions and separatist trends in several key countries, mainly in the Middle East and Asia.
The defense industry is a global one, led mainly by American and European mega-corporations, which are strongly aligned with local government budgets. This is particularly evident in American corporations, which serve as prime contractors in US Government defense projects, whereas European corporations are more geared toward global operations.

4	January - 2018	Elbit Systems Ltd. - Monitoring Report

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The industry has seen growing competition in recent years, with defense budgets being focused (more emphasis on pricing, fixed-price contracts, shorter time to market and compliance with schedule), following several years of slowdown, resulting in large international companies entering developing markets, sale price pressures, as well as increasing demand from customers for increased R&D spending by the companies and for better financing terms, including longer customer credit days. The level of competition and difficulty of achieving organic growth have resulted in recent years in a growing M&A trend in the industry in recent years, stemming from the desire to expand the range of solutions and products and to create more significant economies of scale, in order to improve the position in competing for budgets of strategic customers.
The evolution of the defense concept, as reflected in priorities based on defense budgets of the US Department of Defense and of developed nations (mainly in Western Europe), leads to budgets being shifted to aerial warfare at the expense of land warfare and a stronger emphasis being put on precise asymmetrical warfare in several arenas simultaneously, use of unmanned systems and tools, intelligence, surveillance and reconnaissance as well as cyber warfare. In general, these changes support the Israeli defense industry, which provides for these needs. Midroog estimates that demand for high-speed, technology-intensive systems, command and control systems, individual soldier protection, advanced electronic systems, homeland defense systems (HLS) and precision missile systems will continue to grow, at the expense of large-scale military platforms.
Other risk factors in the sector are: Dependence on primary contractors – most defense companies serve as sub-contractors, as second- and third-level suppliers. Sub-contractors are exposed to the competitive positioning of the prime contractors and typically have a lower price flexibility; Large, ongoing projects, most of them at fixed price, which generate exposure to unexpected changes in expenses and ability to manage projects closely; A large component of fixed payroll and overhead expenses, including an R&D component, which are onerous to profitability at times of reduced activity and which impact operating flexibility; Low credit risk, including in light of certain customer advances that contribute to liquidity features, high entry barriers that provide an advantage to legacy competitors; Strategic importance for base countries, stemming from the knowledge and technological capabilities inherent in their operations.
Strong business positioning and technological flexibility that supports a range of products and services compatible with trends in the future battlefield concept
Elbit Systems' strong business profile is supported by volume large scale of operations, with total sales of USD 3.3 billion in the four most recent quarters ended September 30, 2017 and in broad diversification of products across

5	January - 2018	Elbit Systems Ltd. - Monitoring Report

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four key fields of specialization: Airborne systems segment (37% of revenues for the period), C4ISR segment (35%), land vehicle systems segment (14%) and electro-optical systems segment (10%). The business profile is further supported by a wide geographical spread and diversity of customers. Some 78% of Company revenues, on average over the past five years, are derived from sales outside of Israel which are highly diversified across geographical regions (25% of sales in the four quarters ended September 30, 2017 are from North America, 22%, 6% from each of Europe and Asia Pacific and another 6% from Latin America).
The Company's repeat revenues capacity is high, in Midroog's estimation, supported by the product profile in areas of defense electronics, which are adapted to future battlefield challenges, as described above, with expectation of increased defense budgets in Western countries as well as relevant solutions for emerging markets with strong growth potential. The Company enjoys a strong reputation and a leading, senior strategic position in Israel's defense system, which serves as a proving ground for new products and technologies, contributing to "qualification" of its products and services worldwide. The Company has relatively high R&D expenses, which support continued maintenance of its technological edge and its ability to provide solutions appropriate for needs of military defense organizations, internal defense and civilian needs. The Company has proven experience in M&A resulting in synergy and business development of complementary technologies, while establishing a strategy of penetration into and focus on growing markets.
The Israeli Ministry of Defense is a significant anchor customer, with many Company customers being government entities with strong financial robustness and typically long-term relationships. The Company's broad business diversification across multiple geographic territories and many different projects and products within the defense industry, contributes to its revenue stability throughout the economic cycle and somewhat moderates the cyclical risk in the industry.
On the other hand, increased competition in the sector in view of budget constraint in recent years and the fact that the Company is a sub-contractor in many export projects, may impede its profitability, both in terms of pricing of future projects and in terms of product launch time and deviation from original schedules.
A strong order backlog provides good revenue visibility, but margins (despite some improvement) are not an outstanding positive
The Company has an order backlog of USD 7.64 billion, as of September 30, 2017, reflecting a high growth rate of 11% compared to the end of 2016. The ratio of order backlog to revenues for the twelve months ended September 30, 2017 was 2.3, higher than average in recent years (about 2.1 on average for 2013-2016), to the extent that it provides strong revenue visibility and good protection against unexpected changes in the business environment in the short to medium term.
The increase in the order backlog in 2017 was primarily due to improvement in the business environment and to the Company's growth strategy, as well as to features of new transactions (complex projects with large scale and long duration, over several years and/or including service and operation for longer periods), in line with the project-based nature of the Company and extending the ratio of order backlog to revenues.

6	January - 2018	Elbit Systems Ltd. - Monitoring Report

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Company profitability is stable and reasonable, although not favorable for the rating. Gross margins and operating margins improved in the first nine months of 2017, to 30% and 9%, respectively, following an average of 28.0%-29.5% and 8.0%-8.6%, respectively, in 2014-2016.
In our opinion, the Company has relatively low operational flexibility. The Company's technological advantage and its ability to provide innovative and relevant solutions are based on R&D expenditure, which constitutes a major part of the Company's cost structure (net R&D rate, excluding external participation in R&D, is 8% on average over the past three years). Midroog estimates that R&D costs will remain high in the short and medium term, given the Company's strategy to maintain its industry positioning and its relative advantages. We believe that the Company's capacity to improve efficiency is relatively low, in light of the need to maintain high-quality human resources and technological innovation, which are part of its ability to compete in this industry, as well as the constant demand for flexibility and the capacity to provide dynamic solutions for evolving needs.
Midroog's baseline scenario assumes a 3%-4% growth in the Company's order backlog in the coming year, based on our assessment of the increase in global aggregate defense expenditure, as described above, taking into account the variance of our assessment across various geographic regions. Midroog estimates that Company revenues would grow by 3% in 2017 and by a higher 5% in 2018, primarily based on the increase in order backlog in the past year as well as the expectation of continued growth thereof. This scenario assumes that in the short to medium term, the Company would maintain a ratio of order backlog to revenues between 2.0-2.2.
Midroog assumes continued strong competition in the sector, with emphasis on growing pricing pressure, compliance with project budgets and shorter launch times, which would require continued investment in R&D and marketing, with operating margins expected to be around current levels at 8.0% to 9.0% over this time horizon. In addition to the threats to profitability, Midroog identifies competitive pressures that emphasize the importance of management and control capabilities, as well as some exposure to exchange rate fluctuations.

7	January - 2018	Elbit Systems Ltd. - Monitoring Report

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Expected continued production of strong and stable cash flows, resulting in coverage ratios appropriate for the rating
In accordance with Midroog's baseline scenario, the Company is expected to post EBITDA of USD 410-430 million in 2017-2018 (USD 421 million in the four quarters ended September 30, 2017) and FFO of USD 330-350 million.
The Company has gross adjusted financial debt amounting to USD 688 million as of September 30, 2007, a slight increase compared to the corresponding period last year, following a trend of reduction of financial debt in recent years. The increase in financial debt in 2017 is primarily due to higher working capital needs and reduced customer advances in relation to order backlog growth, which required the Company to make short-term borrowings, recycle long-term debt, moderate M&A activity and dividend distributions, in conformity with Company policy. The Company is moderately leveraged and maintains appropriate capital cushions, as derived from a ratio of adjusted financial debt to CAP of 29% as of September 30, 2017, which supports its ability to absorb un-anticipated, non-recurring loss. Midroog believes that these capital cushions would continue to be bolstered by accumulation of net earnings in excess of dividend distributions.
Midroog assumes that the Company would maintain its current distribution level of 35% of net income as dividends to shareholders and capital investments of USD 100-120 million annually, along with the assumption that the Company would continue to pursue M&A as part of its growth and expansion strategy. Midroog's baseline scenario assumes that the Company would maintain its existing debt level in the short term, reflecting higher working capital needs than in the past, in line with the sector trend, while accumulating cash out of its positive free cash flow (FCF), mainly in 2018, but over the medium term, the Company may increase its debt level to finance expansion through a more substantial acquisition, in order to expand its supply and range of products and capabilities (inter alia, in order to provide more complete technological solutions) in order to expand its growth engines and maintain its business standing.
Midroog estimates that the Company's coverage ratios during the forecast years would remain fast and appropriate for the rating level, so that coverage ratios of adjusted financial debt to EBITDA and to FFO would range between 1.2-1.8 and 1.5-2.0, respectively, without assuming any significant acquisitions.
Liquidity and financial flexibility are an outstanding positive
Company liquidity is supported by strong operating cash flows, relatively moderate capital investment requirements and significant available credit facilities. The significant liquid balances maintained by the Company over time are provided to support both volatile working capital needs, mainly due to the nature of the project activity, as well as the significant level of customer advances. In our opinion, without taking into account any material acquisitions, the Company should generate strong free cash flow over the next 12 months, which would support the annual debt service and liquidity cushions. Furthermore, the debt repayment schedule is relatively comfortable. We believe that the Company has high financial flexibility due to its financial robustness, diversified financing sources, excellent access to financing sources, as well as its business positioning.
The Company is sufficiently compliant with several financial covenants undertaken with respect to Company debt.

8	January - 2018	Elbit Systems Ltd. - Monitoring Report

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Rating Outlook
Factors that could lead to a rating downgrade:

•	Continuing erosion in the Company's backlog, impairing its ability to generate revenues.

•	Mergers and acquisitions that significantly increase the leverage ratio and slow the debt service coverage ratios.

•	Extensive dividend distribution that increases the leverage ratio.
Company’s Profile
Elbit Systems Ltd. is an multinational Company based in Israel, engaged directly and through subsidiaries in development, manufacturing, integration and marketing of electronic warfare systems for military use in air, sea and land. The Company serves as prime contractor of solutions for armies and governments, as well as supplier of products and systems for leading manufacturers in the global defense industry.
The Company has 12,500 employees, most of them in Israel and the rest in subsidiaries around the world. The Company is (indirectly) 45.8% owned by Mr. Michael Federman and the remainder is owned by institutional investors and by the public. The Company CEO is Mr. Bezalel Machlis.
Rating History
Related Reports
Elbit Systems Ltd. – Monitoring – January 2017
Ranking of Defense Industry Companies –Methodology Report – February 2014
Midroog Rating Scales and Definitions
The reports are published on the Midroog website at https://www.midroog.co.il/Index.aspx?l=2

9	January - 2018	Elbit Systems Ltd. - Monitoring Report

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General Information

Date of rating report:	January 4, 2018
Date of last revision of the rating:	January 12, 2017
Date of first publication of the rating:	May 13, 2010
Rating commissioned by:	Elbit Systems Ltd.
Rating paid for by:	Elbit Systems Ltd.
Information from the Issuer
Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

10	January - 2018	Elbit Systems Ltd. - Monitoring Report

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.
Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the bond ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the bond ranks in the lower end of that category, denoted by letters.

11	January - 2018	Elbit Systems Ltd. - Monitoring Report

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12	January - 2018	Elbit Systems Ltd. - Monitoring Report